Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: August 1, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com, and on AMEC’s and Foster Wheeler’s common website, www.amecandfosterwheeler.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following was posted on AMEC’s intranet (AMECnet) and on AMEC’s and Foster Wheeler’s common site (www.amecandfosterwheeler.com on August 1, 2014:

A lot was discussed during our third integration planning workshop last week and as promised, I would like to share a few key points with you.

You know that at the beginning of the integration planning process we set up several work streams focusing on important areas, such as operating model, culture and employee engagement, branding and communications, integration management, and others. LINK Based on the feedback from individual work streams we received during the workshop, I was pleased to see that all activities are on track.

We now have a detailed activity plan to ensure we are prepared for Day 1 and we are already working on the Day 1 — 100 plan. As part of this, we have defined clear success criteria for the integration as such and keep assessing key integration risks. I can announce that we have made significant progress toward defining the new vision statement for our combined business, as well as our updated values, using the feedback from the survey many of you took part in. To support the values, we have been looking at illustrative individual and leadership behaviours which underpin these values, but these are still work in progress.

You may be curious about the new brand purpose and visual identity — these have been finalised; I must admit I am very excited about the visual identity which will help us convey our new brand and what the new company will stand for. I look forward to sharing it with you all on Day 1.

You can see a lot has been done so far, and some of the deliverables have been completed even ahead of schedule; however, for me, one of the most important things is the positive engagement and collaboration I see between AMEC and Foster Wheeler people on the integration planning. Everybody is thrilled about the potential of the new company, including myself.

Speaking of collaboration, I hope you noticed an important contract awarded to us as a result of collaboration between Growth Regions’ Construction Specialty Consulting, Environment & Infrastructure and Power & Process Americas. LINK In addition, AMEC was recognised by the UK Foreign Secretary as a world-class provider of nuclear expertise in his speech at the round table focused on British-Polish nuclear strategic cooperation in Warsaw, Poland where we were represented by Tom Jones, Vice President, Nuclear Generation & Defence. We have been recently named a preferred bidder to support the development of Poland’s first nuclear power plant over the next 10 years. LINK

Returning to this week — on Sunday I travelled to Canada — I visited AMEC Black & McDonald (ABM) JV office in Dartmouth where I also gave a town hall presentation to employees. ABM has grown four fold over the past several years mainly due to improvement of processes, ensuring we invest in our people and meeting the needs and expectations of our clients. Did you notice ABM has been recognised as one of Canada’s Best Managed Companies? LINK

This week I also spent some time preparing for the next week’s results. The half year results will be announced on 7 August and my next week’s update will explain those in more detail.

Samir Brikho